UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number: 001-38067

Verona Pharma plc

(Translation of registrant's name into English)

3 More London Riverside

London SE1 2RE UK

+44 203 283 4200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On August 14, 2020, Verona Pharma plc (the “Company”) furnished its interim results for the six months ended June 30, 2020 (the “Interim Results”) on a Report on Form 6-K (the “Form 6-K”). This amendment (the “Amendment”) to the Form 6-K is being furnished solely to provide eXtensible Business Reporting Language tagging for the financial statements included in the Interim Results. There are no other changes to the Form 6-K.

Exhibits 1, 101.INS, 101.SCH, 101.CAL, 101.LAB, 101.PRE, and 101.DEF furnished with this Amendment are hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-225107).

EXHIBIT INDEX

Exhibit Number	Description

1	Unaudited financial statements for Verona Pharma plc for the three- and six-month periods ended June 30, 2020
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERONA PHARMA PLC

Date: August 25, 2020	By:	/s/ David Zaccardelli, Pharm. D.
	Name:	David Zaccardelli, Pharm. D.
	Title:	President and Chief Executive Officer